Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | CERTIFICATES

CITIGROUP FUNDING INC.

Premium MAndatorily Callable Equity-Linked SecuRitieS (PACERSSM)

Based Upon the Value of the S&P 500® Index

$1,000 per PACERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

OFFERING SUMMARY

(RELATED TO THE PRICING SUPPLEMENT NO. 2010-MTNDD651, SUBJECT TO COMPLETION, DATED OCTOBER 15, 2010, PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 15, 2010

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General

■

The Premium MAndatorily Callable Equity-Linked SecuRitieS Based Upon the Value of the S&P 500® Index Due November     , 2012 (the PACERSSM) are callable securities that offer a potential return based upon the performance of the S&P 500® Index during the term of the PACERSSM while also providing a buffer against a decline of 25% or less in the value of the S&P 500® Index. The PACERSSM have a maturity of approximately two years, unless called by us on the Call Date.

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If the closing value of the S&P 500® Index on the Call Date is greater than or equal to the Starting Value, we will call the PACERSSM, in whole and not in part, and you will receive a Call Payment in an amount equal to the sum of $1,000 and a Mandatory Call Premium of $80 to $100 (8.00% to 10.00% per annum) (to be determined on the Pricing Pate) per PACERSSM on the Call Payment Date. If the closing value of the S&P 500® Index on the Call Date is less than the Starting Value, the PACERSSM will remain outstanding and you will not receive any payment prior to maturity.

■	If we do not call the PACERSSM:

■

If the Ending Value is greater than or equal to 90% of the Starting Value, you will receive on the maturity date for each PACERSSM an amount equal to the sum of $1,000 and a Fixed Return Amount of $160 to $200 (8.00% to 10.00% per annum) (to be determined on the Pricing Date) per PACERSSM, provided that you will not receive any other payment on the maturity date. Thus, even if the Ending Value is greater than the Starting Value, the opportunity to fully participate in the increase in the value of the Underlying Index during the term of the PACERSSM is limited because the return you receive at maturity will be limited to the Fixed Return Amount.

■

If the Ending Value is less than the 90% of the Starting Value but greater than or equal to the Downside Trigger Value, you will receive on the maturity date for each PACERSSM an amount equal to $1,000.

■

If the Ending Value is less than the Downside Trigger Value you will receive on the maturity date for each PACERSSM an amount equal to the product of $1,000 and the Negative Index Percentage Change. In this case, for each $1,000 PACERSSM you hold on the maturity date you will receive less than $750 and may receive zero, resulting in a loss of 25% or more on your investment in the PACERSSM.

■	The PACERSSM will mature on November , 2012, unless called by us on the Call Date.

■	The PACERSSM will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The minimum investment amount will be $50,000.

■

The PACERSSM are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the PACERSSM are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERSSM at maturity is not guaranteed.

■	The PACERSSM are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

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Preliminary Terms

Guarantee:	Any payments due on the PACERSSM are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the return of the principal amount of your investment at maturity is not guaranteed, you may receive a payment at maturity with a value less than the amount you initially invest.
Pricing Date:	November , 2010 (expected to price on or about November 17, 2010).
Settlement Date:	Approximately three Business Days after the Pricing Date.
Final Valuation Date:	Approximately three Index Business Days prior to the Maturity Date.
Maturity Date:	Approximately two years after the Settlement Date.
Issue Price:	$1,000 per PACERSSM.
Minimum Investment Amount:	$50,000.
Underlying Index:	S&P 500® Index.
Payment at Maturity (if the PACERSSM are not called):

If not called on the Call Date, for each $1,000 PACERSSM:

• An amount equal to the sum of $1,000 and a Fixed Return Amount, if the Ending Value is greater than or equal to 90% of the Starting Value, provided that you will not receive any other payment on the maturity date. Thus, even if the Ending Value is greater than the Starting Value, the opportunity to fully participate in possible increases in the value of the Underlying Index through an investment in the PACERSSM is limited because the return you receive will be limited to the Fixed Return Amount;

• An amount equal to $1,000, if the Ending Value is less than 90% of the Starting Value and greater than the Downside Trigger Value. In this case, you will not receive any other payment on the maturity date; or

• An amount equal to the product of $1,000 and the Negative Index Percentage Change, if the Ending Value is less than the Downside Trigger Value. In this case, for each $1,000 PACERSSM you hold on the maturity date you will receive less than $750 and may receive zero, resulting in a loss of 25% or more on your investment in the PACERSSM.

Fixed Return Amount:	$160 to $200 (8.00% to 10.00% per annum) (to be determined on the Pricing Date) per PACERSSM.
Downside Trigger Value:	75% of the Starting Value.
Negative Index Percentage Change:	The Negative Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value Starting Value
Starting Value:	The closing value of the Underlying Index on the Pricing Date.
Ending Value:	The closing value of the Underlying Index on the Final Valuation Date.
Mandatory Call Feature:	Mandatorily callable on the Call Date in whole, but not in part, if the closing value of the S&P 500® Index on the Call Date is greater than or equal to the Starting Value.
Call Payment:	For each PACERSSM, the sum of $1,000 and the Mandatory Call Premium
Mandatory Call Premium:	$80 to $100 (8.00% to 10.00% per annum) (to be determined on the Pricing Date) per PACERSSM.
Call Date:	November , 2011.
Call Payment Date:	5 business days after the Call Date.
Index Business Day:	Any day, as determined by the Calculation Agent, on which the Underlying Index or any Successor Index is calculated and published and on which securities comprising more than 80% of the value of the Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Underlying Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the PACERSSM, absent manifest error.
Listing:	We will not apply to list the PACERSSM on any exchange.

Purchase Price and Proceeds to Issuer:		Per PACERSSM	Total
	Public Offering Price:	$1,000	$
	Underwriting Discount (including the Sales Commission described below):	$15	$
	Proceeds to Citigroup Funding Inc.:	$985	$
Sales Commission Earned:	$15 for each PACERSSM sold by Citigroup Global Markets Registered Representative.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	1730T0KQ1.

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Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the PACERSSM, will receive an underwriting fee of up to $15 for each $1,000 PACERSSM sold in this offering. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of $15 for each PACERSSM they sell. Additionally, it is possible that

Citigroup Global Markets may profit from expected hedging activity related to this offering, even if the value of the PACERSSM declines. You should refer to “Risk Factors Relating to the PACERSSM” and “Plan of Distribution; Conflicts of Interest” below for more information.

ADDITIONAL TERMS

This offering summary represents a summary of the terms and conditions of the PACERSSM. It is important for you to consider the information contained in the accompanying pricing supplement related to this offering, the prospectus supplement and prospectus, before making your decision to invest in the PACERSSM.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

■	Pricing Supplement, Subject to Completion, filed on October 15, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510229978/d424b2.htm

■	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

SELECTED PURCHASE CONSIDERATIONS

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Mandatory Call Feature — If the closing value of the S&P 500® Index on the Call Date is greater than or equal to the Starting Value, we will call the PACERSSM, in whole and not in part, and you will receive a Call Payment in an amount equal to the sum of $1,000 and a Mandatory Call Premium of $80 to $100 (8.00% to 10.00% per annum) (to be determined on the Pricing Pate) per PACERSSM on the Call Payment Date. If the closing value of the S&P 500® Index on the Call Date is less than the Starting Value, the PACERSSM will remain outstanding and you will not receive any payment prior to maturity.

■

The Maturity Payment May Be Less Than the Principal Amount of Your Investment in the PACERSSM. While the PACERSSM provide limited protection against loss, the return of the principal amount of your investment at maturity is not guaranteed. If we do not call the PACERSSM and the Ending Value is greater than or equal to 90% of the Starting Value, you will receive on the maturity date for each PACERSSM an amount equal to the sum of $1,000 and a Fixed Return Amount of $160 to $200 (8.00% to 10.00% per annum) (to be determined on the Pricing Date) per PACERSSM, provided that you will not receive any other payment on the maturity date.

Thus, even if the Ending Value is greater than the Starting Value, the opportunity to fully participate in the increase in the value of the Underlying Index during the term of the PACERSSM is limited because the return you receive at maturity will be limited to the Fixed Return Amount. If we do not call the PACERSSM and the Ending Value is less than the 90% of the Starting Value but greater than or equal to the Downside Trigger Value, you will receive on the maturity date for each PACERSSM an amount equal to $1,000. If we do not call the PACERSSM and the Ending Value is less than 75% of the Starting Value, your return on the PACERSSM will be less than your original investment, will result in a loss and could be zero.

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Description of the Underlying Index. Unless otherwise stated, all information on the S&P 500® Index provided in this offering summary is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500

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companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 14, 2010, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in the accompanying pricing supplement related to this offering.

Please note that an investment in the PACERSSM does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the S&P 500® Index.

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Certain U.S. Federal Income Tax Considerations. The following summarizes certain U.S. federal income tax considerations for U.S. investors (“U.S. Holders”), and certain non-U.S. investors described below, that are initial holders of the PACERSSM and that hold the PACERSSM as capital assets.

For U.S. federal income tax purposes, each holder agrees to treat the PACERSSM as a single prepaid derivative contract on the value of the S&P 500® Index at maturity, pursuant to which derivative contract, at maturity the U.S. Holder will receive the cash value of the S&P 500® Index subject to certain adjustments. As discussed below, there is no assurance that the IRS will agree with this treatment, and timing and character of income required to be recognized under the alternative treatments of the PACERSSM could be materially different from the intended treatment discussed below. Please refer to “Certain U.S. Federal Income Tax Considerations – Possible Alternative Characterizations” in the accompanying prospectus supplement.

Under the agreed upon characterization, the amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the PACERSSM. Thus a U.S. Holder’s tax basis in an PACERSSM generally will equal the holder’s cost for that PACERSSM. At maturity or upon the sale or other taxable disposition of a PACERSSM, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the PACERSSM. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERSSM for more than one year at the time of disposition. U.S. Holders should refer to the section “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement for more information.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERSSM or instruments similar to the PACERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERSSM are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the PACERSSM should consult his or her tax advisor in determining the tax consequences of an investment in the PACERSSM, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERSSM in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the PACERSSM. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the PACERSSM) acquired after the date of the legislation’s enactment. The legislation also would implement special income

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accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the PACERSSM should not be subject to U.S. federal income tax if:

■	such gain is not effectively connected with a U.S. trade or business of such holder, and

■

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the PACERSSM.

You should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

RISK FACTORS RELATING TO THE PACERSSM

An investment in the PACERSSM involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the PACERSSM” section of the accompanying pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

Potential for Loss. If we do not call the PACERSSM, your payment on the maturity date will be an amount equal to the product of $1,000 and the Negative Index Percentage Change, if the Ending Value is less than 75% of the Starting Value. In this case, for each $1,000 PACERSSM you hold on the maturity date you will receive less than $750 and may receive zero, resulting in a loss of 25% or more on your investment in the PACERSSM. If we do not call the PACERSSM, this will be true even if the closing value of the Underlying Index exceeds the Starting Value at one or more times after the Pricing Date (excluding the Call Date) but is less than 75% of the Starting Value on the Final Valuation Date. There is no minimum payment at maturity on the PACERSSM, and, accordingly, you could lose your entire investment.

No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the PACERSSM. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Index or the stocks included in the Underlying Index.

A Mandatory Call May Limit Potential Return on the PACERSSM. On the Call Date, we will call the PACERSSM, in whole and not in part, if the closing value of the S&P 500® Index on the Call Date is greater than or equal to the Starting Value. In the event that we call the PACERSSM, you will receive a Call Payment in an amount equal to the sum of $1,000 and a Mandatory Call Premium of $80 to $100 (8.00% to 10.00% per annum) (to be determined on the pricing date) per PACERSSM. The opportunity to participate in possible increases in the closing value of the Underlying Index through an investment in the PACERSSM is limited because the return you receive if we call the PACERSSM will be limited to the amount of the Mandatory Call Premium.

Your Participation in Appreciation of the Underlying Index May Be Limited. If the PACERSSM are not called by us, even if the Ending Value is greater than the Starting Value, the opportunity to fully participate in the increase in the value of the Underlying Index during the term of the PACERSSM is limited because the return you receive at maturity will be limited to the Fixed Return Amount. Therefore, the return on the PACERSSM may be less than the return on a similar security that allows you to participate in the appreciation of the value of the S&P 500® Index, or on a direct investment in the S&P 500® Index, if the Ending Value is significantly greater than the Starting Value.

Citigroup Inc. Credit Risk, Credit Ratings and Credit Spreads. You are subject to the credit risk of Citigroup Inc. The PACERSSM are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the PACERSSM, your investment would be at risk and you could lose some or all of your investment.

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As a result, the market value of the PACERSSM will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the PACERSSM.

Potential for a Lower Comparative Yield. The PACERSSM do not pay any interest. As a result, if we do not call the PACERSSM, if the Ending Value is less than 75% of the Starting Value, the yield on the PACERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

Exchange Listing and Secondary Market. The PACERSSM will not be listed on any exchange. There is currently no secondary market for the PACERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERSSM. Although Citigroup Global Markets Inc. intends to make a secondary market in the PACERSSM, it is not obligated to do so.

The Market Value of the PACERSSM May Be Lower Than Your Initial Investment. Due to, among other things, changes in the value of the Underlying Index or the stocks included in the Underlying Index, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Index, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the PACERSSM and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the PACERSSM may trade, if at all, at prices below their initial issue price of $1,000 per PACERSSM. You could receive substantially less than the amount of your initial investment if you sell your PACERSSM prior to maturity.

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the PACERSSM. Further, Citigroup Funding expects to hedge its obligations under the PACERSSM through the trading of the stocks included in the Underlying Index or other instruments, such as options, swaps or futures, based upon the Underlying Index or the stocks included in the Underlying Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global

Markets’s role as the Calculation Agent for the PACERSSM may result in a conflict of interest.

Relationship to the Underlying Index. You will have no rights against the publisher of the Underlying Index, or any issuer of any stock included in the Underlying Index, even though the amount you receive at maturity, if any, or the Call Payment you receive if the PACERS are called prior to maturity will depend on the weighted values of the Underlying Index, and such values are based on the prices of the stocks included in the Underlying Index. By investing in the PACERSSM you will not acquire any shares of stocks included in the Underlying Index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the Underlying Index. Moreover, you will not have voting, or any other rights with respect to the stocks that underlie the Underlying Index. The index publisher and the issuers of the stocks included in the Underlying Index are not in any way involved in this offering and have no obligations relating to the PACERSSM or to the holders of the PACERSSM.

The United States Federal Income Tax Consequences of the PACERSSM Are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the PACERSSM or instruments similar to the PACERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERSSM are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERSSM and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the PACERSSM?” and “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the PACERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERSSM in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the PACERSSM?” and “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering, and that any such guidance could have retroactive effect.

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Hypothetical Maturity Payment Examples

The examples of hypothetical amounts payable at call or on the maturity date set forth below are intended to illustrate the effect of different closing values of the S&P 500® Index on the amount you will receive in respect of the PACERSSM upon a mandatory call or on the maturity date. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $1,000 per PACERSSM

■	Hypothetical Starting Value: 1,174.00

■	Hypothetical Minimum Underlying Index value at which a Mandatory Call occurs: 1,174.00 (100% of the Hypothetical Starting Value)

■	Hypothetical Mandatory Call Premium: 9.00%

■	Hypothetical Minimum Ending Value to receive Fixed Return Amount: 1,056.60 (90% of the Hypothetical Starting Value)

■	Hypothetical Fixed Return Amount: 18.00%

■	Hypothetical Downside Trigger Value: 880.50 (75% of the Hypothetical Starting Value)

■	Hypothetical Dividend Yield on the Underlying Index: 1.95%

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive on the maturity date will depend on the Starting Value; whether the closing value of S&P 500® Index on the Call date is greater than or equal to the Starting Value, causing the PACERSSM to be called; and if the PACERSSM are not called, whether the Ending Value is greater than, equal to or less than the Starting Value.

PACERSSM are Mandatorily Called on the Call Date

The hypothetical closing value of the Underlying Index on the Call Date is equal to or greater than 1,174.00, the value at which a Mandatory Call occurs. The PACERSSM are consequently called at the applicable Hypothetical Call Payment of $1,000 plus the Hypothetical Mandatory Call Premium per PACERSSM.

If called on the Call Date, the Hypothetical Call Payment will be $1,000.00 plus a Hypothetical Mandatory Call Premium of $90.00 Hypothetical Call Payment = $1,000 + $90.00 $1,090.00 per PACERSSM

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PACERSSM are not Mandatorily Called on the Call Date, and on the Final Valuation Date:

1. The Hypothetical Ending Value is Greater than or Equal to 90% of the Hypothetical Starting Value

On the Final Valuation Date, the Hypothetical Ending Value is greater than or equal to 1,056.60, 90% of the Hypothetical Starting Value.

The hypothetical maturity payment will be $1,000.00 plus a Hypothetical Fixed Return Amount of $180.00. Hypothetical Call Payment = $1,000.00 + $180.00 = $1,180.00 per PACERSSM

2. The Hypothetical Ending Value is Less than 90% of the Hypothetical Starting Value but Greater Than or Equal to the Hypothetical Downside Threshold Value

On the Final Valuation Date, the Hypothetical Ending Value is less than 1,056.60, 90% of the Hypothetical Starting Value, but greater than 880.50, the Hypothetical Downside Trigger Value.

The hypothetical maturity payment will be $1,000.00 per PACERSSM .

3. The Hypothetical Ending Value is Less Than the Hypothetical Downside Threshold Value

On the Final Valuation Date, the Hypothetical Ending Value is less than 880.50, the Hypothetical Downside Threshold Value. The hypothetical maturity payment will be an amount equal to $1,000 multiplied by the Negative Percentage Change of the Underlying Index.

If the Hypothetical Ending Value is 610.48, then you will receive at maturity an amount equal to: Maturity payment: $1,000.00* (610.48/1,174.00) = $520.00

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Summary Charts of Hypothetical Examples

PACERSSM are Mandatorily Called on the Call Date:

Hypothetical Starting Value	1,174.00
Hypothetical minimum closing value at which a Mandatory Call would occur	1,174.00
Hypothetical closing level of the Underlying Index on the Call Date	1,215.09
Hypothetical Call Payment for the PACERS	$1,090.00
Hypothetical Return on the underlying Index (excluding any cash dividend payments)	3.50%
Hypothetical Return on the underlying Index (including all cash dividend payments)	5.45%
Hypothetical return on the PACERSSM	9.00%

PACERSSM Are Not Mandatorily called on the Call Date and the Ending Value is Greater Than 1,056.60 (90% of the Starting Value)

Hypothetical Starting Value	1,174.00
Hypothetical closing level of the Underlying Index on the Call Date	1,144.65
Hypothetical level at which Ending Value must be above to receive Fixed Return Amount	1,056.60
Hypothetical maturity payment for the PACERSSM	$1,180.00
Hypothetical return on the Underlying Index (excluding any cash dividend payments)	-2.50%
Hypothetical return on the Underlying Index (including all cash dividend payments)	1.40%
Hypothetical return on the PACERSSM	18.00%

PACERSSM Are Not Mandatorily called on the Call Date and the Hypothetical Ending Value is Less Than 1,056.60 (90% of the Hypothetical Starting Value)

	Downside Trigger Value Not Breached	Downside Trigger Value Breached
Hypothetical Starting Value	1,174.00	1,174.00
Hypothetical Ending Value	927.46	610.48
Is the Hypothetical Ending Value less than or equal to 880.50 (75.00% of the Hypothetical Starting Value)?	No	Yes
Hypothetical maturity payment per PACERSSM	$1,000.00	$520.00
Hypothetical Return on the Underlying Index (excluding any cash dividend payments)	-20.00%	-48.00%
Hypothetical Return on the Underlying Index (including all cash dividend payments)	-16.10%	-44.10%
Hypothetical Return on the PACERSSM	0.00%	-48.00%

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HISTORICAL DATA ON THE UNDERLYING INDEX

The following table sets forth the high and low closing values, as well as the end-of-quarter closing values, of the S&P 500 IndexSM from January 3, 2005 through October 14, 2010, as reported by Bloomberg Financial Markets. Any historical upward or downward trend in the closing values of the Underlying Index during any period set forth below is not an indication that the value of the Underlying Index is more or less likely to increase or decrease at any time during the term of the PACERSSM.

	High	Low	Period End
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter (through October 14)	1,178.10	1,137.03	1,173.81

The closing value of S&P 500® Index on October 14, 2010 was 1,173.81.

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Historical Graph

The following graph illustrates the historical performance of the Underlying Index based on the daily closing values as reported by Bloomberg Financial Markets, from January 3, 2005 through October 14, 2010. Past values of the Underlying Index are not indicative of future closing values.

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Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index or another entity publishes a successor or substitute Index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the relevant Index will be determined by reference to the value of that Index, which we refer to as a “successor Index.”

Upon any selection by the Calculation Agent of a successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor Index to the registered holders of the PACERSSM.

If S&P discontinues publication of the S&P 500® Index and a successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index prior to the determination of the relevant payment amount and the Calculation Agent determines that no successor Index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the relevant payment amount and (b) a determination by the Calculation Agent that a successor Index is available, the Calculation Agent will determine the value that is to be used in computing the value of the S&P 500® Index or the relevant Index as described in the preceding paragraph.

If a successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant Index as described above, the successor Index or value will be substituted for the relevant Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the PACERSSM. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the PACERSSM, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor Index is changed in any material respect, or if the S&P 500® Index or a successor Index is in any other way modified so that the value of the S&P 500® Index or the successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that Index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock Index comparable to the S&P 500® Index or the successor Index as if the changes or modifications had not been made, and calculate the value of the Index with reference to the S&P 500® Index or the successor Index. Accordingly, if the method of calculating the S&P 500® Index or the successor Index is modified so that the value of the S&P 500® Index or the successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that Index in order to arrive at a value of the Index as if it had not been modified.

Plan of Distribution; Conflicts of Interest

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             stated principal amount of PACERSSM (     PACERSSM) for $985 per PACERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the PACERSSM directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the PACERSSM to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $15 per PACERSSM. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $15 per PACERSSM on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $15 for each PACERSSM they sell. If

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all of the PACERSSM are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERSSM will not be listed on any securities exchange.

In order to hedge its obligations under the PACERSSM, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more

of its affiliates. You should refer to the section “Risk Factors Relating to the PACERSSM — The Market Value of the PACERSSM May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in the accompanying pricing supplement, “Risk

Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the PACERSSM, either directly or indirectly.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the PACERSSM as long as either (A)(1) no Citigroup Global Markets, affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the PACERSSM or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the PACERSSM or (B) its acquisition and holding of the PACERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERSSM by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the PACERSSM.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The PACERSSM are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the

PACERSSM or any member of the public regarding the advisability of investing in securities generally or in the PACERSSM particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the PACERSSM. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the PACERSSM into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the

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determination of the timing of, prices at or quantities of the PACERSSM to be issued or in the determination or calculation of the equation by which the PACERSSM are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the PACERSSM.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE PACERSSM, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS

FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this offering summary regarding the Underlying Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

PACERSSM is a registered service mark of Citigroup Global Markets Inc.

© 2010 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.